[F.N.B. CORPORATION LETTERHEAD]

November 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Joshua Samples

Re:	F.N.B. Corporation

Registration Statement on Form S-4 / File No. 333-207334

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, F.N.B. Corporation (the “Corporation”) hereby requests that its Registration Statement on Form S-4 filed on October 8, 2015 (File No. 333-207334) as amended on November 23, 2015 (the “Registration Statement”), be made effective at 10:00 a.m. Eastern Time on November 25, 2015, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Corporation hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gary R. Walker of Reed Smith LLP, counsel to the Corporation, at (412) 288-4589 or gwalker@reedsmith.com with any questions you may have concerning this request. In addition, please notify Mr. Walker when this request for acceleration has been granted.

F.N.B. Corporation

By:	/s/ James G. Orie
James G. Orie, Chief Legal Officer

cc:	Gary R. Walker, Reed Smith LLP